Filed Pursuant to Rule 424(b)(3)
File No. 333-169200
PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED NOVEMBER 1, 2010
Common Stock
     This Prospectus Supplement No. 1 supplements and amends the prospectus dated November 1, 2010, which we refer to as the Prospectus, which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-169200). The Prospectus relates to the disposition from time to time of up to 1,502,468 shares of our common stock, or approximately 19.999% of our outstanding shares, that we may issue to Dutchess Opportunity Fund, II, LP (“Dutchess”), pursuant to an Investment Agreement between us and Dutchess, dated July 7, 2010. We are not selling any common stock under the Prospectus or this Prospectus Supplement No. 1, and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     We are filing this Prospectus Supplement No. 1 to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in the current reports described below.
     This Prospectus Supplement No. 1 includes two attached Current Reports on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2011 and February 16, 2011, respectively.
     This Prospectus Supplement No. 1 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus. All references in the Prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”
     Our common stock is listed on the Nasdaq Global Select Market under the symbol “IBCP.” As of February 23, 2011, the closing sale price for our common stock on the Nasdaq Global Select Market was $3.95 per share.
     Investing in our common stock involves risks. These risks are described under the caption “Risk Factors” beginning on page 21 of the Prospectus, as the same may be updated in prospectus supplements.
     The shares of common stock offered are not savings accounts, deposits, or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 24, 2011.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report: February 1, 2011
INDEPENDENT BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction	0-7818 (Commission File Number)	38-2032782 (IRS Employer
of incorporation)		Identification No.)

230 West Main Street
Ionia, Michigan	48846
(Address of principal executive office)	(Zip Code)
Registrant’s telephone number,
including area code:
(616) 527-5820
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition
Item 9.01. Financial Statements and Exhibits
SIGNATURE
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
Item 8.01 Other Events
Item 9.01 Financial Statements and Exhibits
SIGNATURE

Item 2.02. Results of Operations and Financial Condition
On February 1, 2011, Independent Bank Corporation issued a press release announcing its financial results for the quarter ended December 31, 2010. A copy of the press release is attached as Exhibit 99.1. Attached Exhibit 99.2 contains supplemental data to that press release.
The information in this Form 8-K and the attached Exhibits shall not be deemed filed for purposes of Section 18 of the Securities Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01. Financial Statements and Exhibits

Exhibits.
99.1	Press release dated February 1, 2011.

99.2	Supplemental data to the Registrant’s press release dated February 1, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INDEPENDENT BANK CORPORATION (Registrant)
Date February 1, 2011	By	/s/ Robert N. Shuster
Robert N. Shuster, Principal Financial Officer

Exhibit 99.1
News Release

Independent Bank Corporation
230 West Main Street
Ionia, MI 48846
616.527.5820

For Release:	Immediately

Contact:	Robert Shuster, Chief Financial Officer, 616.522.1765
INDEPENDENT BANK CORPORATION REPORTS
2010 FOURTH QUARTER AND FULL YEAR RESULTS
IONIA, Mich., Feb. 1, 2011 — Independent Bank Corporation (NASDAQ: IBCP) reported a fourth quarter 2010 net loss applicable to common stock of $4.9 million, or $0.65 per share, versus a loss of $49.2 million, or $20.49 per share, in the prior-year period. The net loss applicable to common stock for the year ended Dec. 31, 2010 was $20.8 million, or $4.09 per share, compared to a loss of $94.5 million, or $39.60 per share, for all of 2009. The 2010 results include an $18.1 million gain on the extinguishment of debt that was recorded in June 2010.
Michael M. Magee, President and CEO of Independent Bank Corporation, commented: “Although our fourth quarter and full year 2010 operating results continue to reflect the challenging market conditions we face in Michigan, we are encouraged that these results are much improved as compared to 2009. In addition, there are several indicators that now suggest a slowly improving economic environment in Michigan for 2011 and beyond, which further adds to our optimism. Our progress in improving asset quality is reflected in a reduction in our provision for loan losses and non-performing loans. However, a decline in our net interest income did adversely impact our core operating results. This decline continues to be in part driven by our goal of maintaining very high levels of liquidity and otherwise managing our balance sheet in order to preserve our regulatory capital ratios. As explained in more detail below, I am pleased to report that we were successful in achieving our goal of 11% total capital to risk-weighted assets. Our primary focus continues to be returning Independent Bank Corporation to consistent profitability as soon as possible.”
Operating Results
The Company’s net interest income totaled $26.1 million during the fourth quarter of 2010, a decrease of $7.3 million, or 22.0% from the year-ago period, and a decrease of $0.9 million, or 3.4% from the third quarter of 2010. The Company’s net interest income as a percent of average interest-earning assets (the “net interest margin”) was 4.35% during the fourth quarter of 2010, compared to 4.78% in the year-ago period, and 4.26% in the third quarter of 2010. The year-over-year decrease in the quarterly net interest margin is primarily due to a change in asset mix, as higher yielding loans declined and lower yielding overnight investments at the Federal Reserve Bank increased. This change in asset mix principally reflects the Company’s current strategy of maintaining significantly higher balances of overnight investments to enhance liquidity. In addition, average interest-earning assets declined to $2.38 billion in the fourth quarter of 2010 compared to $2.78 billion in the year-ago quarter and $2.52 billion in the third quarter of 2010. The decline in assets reflects the Company’s efforts to preserve regulatory capital ratios despite the adverse impact on capital of net losses over the past three years.
For all of 2010, net interest income totaled $111.7 million, a decrease of $26.9 million, or 19.4% from 2009. The Company’s net interest margin for all of 2010 decreased to 4.36% compared to 5.00% in 2009. The reasons for the decline in net interest income for full year 2010 are consistent with those described above for the comparative quarterly periods.

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Service charges on deposits totaled $4.9 million and $21.5 million, respectively, for the fourth quarter and full year of 2010, representing decreases of 20.6% and 11.7%, respectively, from the comparable year ago periods. These decreases principally relate to a decline in customer overdraft occurrences.
Interchange income totaled $2.2 million and $8.3 million for the fourth quarter and full year of 2010, respectively, representing increases of 16.3% and 16.9%, respectively, over the year ago comparative periods. These increases primarily reflect a rise in customer debit card transaction volume and PIN-based interchange fees.
Gains on the sale of mortgage loans were $4.3 million in the fourth quarter of 2010, compared to $2.1 million in the year-ago quarter. For all of 2010, gains on the sale of mortgage loans totaled $12.3 million compared to $10.9 million in 2009. The growth in gains relates primarily to an improvement in the profit margin on such loan sales. Because of the recent increase in mortgage loan interest rates towards the end of 2010, the Company expects a significantly lower level of refinancing activity in 2011.
Mortgage loan servicing generated income of $2.5 million in the fourth quarter of 2010, compared to income of $1.2 million in the year-ago period. This improvement was due to the change in the impairment reserve (a $2.7 million recovery in the fourth quarter of 2010 compared to a $0.9 million recovery in the year-ago quarter) that was partially offset by a $0.6 million increase in the amortization of capitalized mortgage loan servicing rights. The recovery of previously recorded impairment charges in the last quarter of 2010 primarily reflects higher mortgage loan interest rates at the end of the fourth quarter of 2010, resulting in lower estimated future prepayment rates. For all of 2010, mortgage loan servicing generated a loss of $0.5 million as compared to income of $2.3 million in 2009. The full year comparative variance is primarily due to changes in the impairment reserve ($0.9 million charge in 2010 versus a $2.3 million recovery in 2009). Capitalized mortgage loan servicing rights totaled $14.7 million at Dec. 31, 2010 compared to $15.3 million at Dec. 31, 2009. As of Dec. 31, 2010, the Company serviced approximately $1.76 billion in mortgage loans for others on which servicing rights have been capitalized.
Non-interest expenses totaled $40.4 million in the fourth quarter of 2010, compared to $71.5 million in the year-ago period. The decline in non-interest expenses was primarily due to decreases in vehicle service contract payment plan counterparty contingencies (down $15.1 million) and goodwill impairment charges (down $16.7 million). The 2009 goodwill impairment charge relates to the Company’s vehicle service contract payment plan business. Several other categories of non-interest expense (including compensation and employee benefits, occupancy, furniture, fixtures and equipment and advertising) declined in 2010 as compared to 2009 principally reflecting the Company’s cost reduction initiatives. For all of 2010, non-interest expenses totaled $155.0 million versus $188.4 million in 2009. The changes in the full year comparative period were generally commensurate with the quarterly comparative changes.
Fourth quarter and full year 2010 non-interest expenses included a $4.4 million and $18.6 million charge, respectively, (compared to $19.5 million and $31.2 million in the comparable respective periods in 2009) related to Mepco Finance Corporation’s (“Mepco”) business of purchasing and servicing payment plans for vehicle service contracts. These payment plans (which are classified as payment plan receivables in the Company’s Consolidated Statements of Financial Condition) permit a consumer to purchase coverage under a vehicle service contract by making monthly payments, generally for a term of 12 to 24 months, to the sellers of those contracts (referred to as Mepco’s “counterparties”). Mepco purchases these payment plans from these counterparties. When consumers stop making payments or exercise their right to voluntarily cancel the contract, the remaining unpaid balance of the payment plan is normally recouped by Mepco from the counterparties that sold the vehicle service contract and provided the coverage. When counterparties do not honor their contractual obligations to Mepco to repay advanced funds, Mepco recognizes estimated probable incurred losses. Mepco pursues collection (including commencing legal action) of funds due to it under its various contracts with counterparties. At Dec. 31, 2010 the Company had $37.3 million of vehicle service contract counterparty receivables that it believes are collectible. During 2010, payment plan receivables declined by $205.1 million (or 50.5%) to $201.3 million at Dec. 31, 2010, due primarily to a reduction in payment plan balances associated with one counterparty that has gone out of business.
Pre-Tax, Pre-Provision Core Operating Earnings
The Company is presenting pre-tax, pre-provision core operating earnings in this release for purposes of additional analysis of operating results. Pre-tax, pre-provision core operating earnings, as defined by management, represents the Company’s income (loss) excluding: income tax expense (benefit), the provision for loan losses, costs (recoveries) related to unfunded lending commitments, securities gains or losses, vehicle service contract counterparty contingencies, any impairment charges or recoveries (including capitalized mortgage loan servicing rights, goodwill and losses on ORE or repossessed assets), gain on extinguishment of debt and elevated loan and collection costs caused by the current economic cycle.
The following table reconciles consolidated net loss presented in accordance with U.S. generally accepted accounting principles (“GAAP”) to pre-tax, pre-provision core operating earnings. Pre-tax, pre-provision core operating earnings is not a measurement of the Company’s financial performance under GAAP and should not be considered as an alternative to net income

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(loss) under GAAP. Pre-tax, pre-provision core operating earnings has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP. However, the Company believes presenting pre-tax, pre-provision core operating earnings provides investors with the ability to gain a further understanding of its underlying operating trends separate from the direct effects of any impairment charges, credit issues, certain fair value adjustments, securities gains or losses, and challenges inherent in the real estate downturn and other economic cycle issues. It displays core operating earnings trends before the impact of these challenges. The Asset Quality section of this release isolates the challenges and issues related to the credit quality of the Company’s loan portfolio and the impact on its results as reflected in the provision for loan losses.
The decline in the Company’s pre-tax, pre-provision core operating earnings for the fourth quarter and full year of 2010 as compared to the comparable periods in 2009 is principally due to a decrease in net interest income as described above.

Pre-Tax, Pre- Provision Core Operating Earnings
	Three Months Ended		Year Ended
	12/31/10	12/31/09	12/31/10	12/31/09
		(in thousands)
Net loss	$(4,146)	$(48,155)	$(16,709)	$(90,227)
Income tax expense (benefit)	(504)	(1,456)	(1,590)	(3,210)
Provision for loan losses (1)	7,463	25,116	46,229	103,032
Securities (gains) losses	14	26	(1,177)	(3,744)
Vehicle service contract counterparty contingencies	4,386	19,506	18,633	31,234
Impairment (recovery) charge on capitalized loan servicing	(2,742)	(890)	908	(2,349)
Impairment charge on goodwill	—	16,734	—	16,734
Gain on extinguishment of debt	—	—	(18,066)	—
Losses on other real estate and repossessed assets	4,843	1,796	9,722	8,554
Elevated loan and collection costs (2)	2,697	2,584	10,323	9,727

Pre-Tax, Pre-Loan Loss Provision Core Operating Earnings	$12,011	$15,261	$48,273	$69,751

(1)	Includes costs (recoveries) related to unfunded lending commitments.

(2)	Represents the excess amount over a “normalized” level of $1.25 million quarterly or $5.0 million annually.
Asset Quality
Commenting on asset quality, CEO Magee noted: “We are pleased to report significant improvements in asset quality metrics in 2010 compared to 2009. Our provision for loan losses decreased by $56.6 million, or 54.7%, primarily reflecting a reduction in non-performing loans, as well as an overall decline in total loan balances. Non-performing loans and loan net charge-offs declined by 38.5% and by 23.8%, respectively. Further, our 2010 year end thirty to eighty-nine day delinquency rates declined from prior year levels for all loan categories. Our team remains focused on managing our commercial and retail loan portfolios to achieve further positive progress on asset quality in 2011.”

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A breakdown of non-performing loans (1) by loan type is as follows:

	12/31/2010	9/30/2010	12/31/2009
Loan Type		(Dollars in Millions)
Commercial (2)	$29.6	$29.8	$50.4
Consumer/installment	4.2	4.9	8.4
Mortgage	30.9	32.9	48.0
Payment plan receivables (3)	2.9	2.5	3.1

Total	$67.6	$70.1	$109.9

Ratio of non-performing loans to total portfolio loans	3.73%	3.67%	4.78%

Ratio of non-performing assets to total assets	4.22%	4.20%	4.77%

Ratio of the allowance for loan losses to non-performing loans	100.50%	102.31%	74.35%

(1)	Excludes loans that are classified as “troubled debt restructured” that are still performing.

(2)	The Dec. 31, 2010 balance includes $3.1 million of commercial loans on which the payments are current but they are classified as non-accrual because full repayment of principal and interest is not expected.

(3)	Represents payment plans for which no payments have been received for 90 days or more and for which Mepco has not yet completed the process to charge the applicable counterparty for the balance due. These amounts are to be distinguished from receivables due to Mepco from its counterparties related to cancelled payment plans for which Mepco has completed the process to charge the applicable counterparty for the balance due, which totaled $37.3 million, $33.5 million and $5.4 million (each net of reserves), at Dec. 31, 2010, Sept. 30, 2010 and Dec. 31, 2009 respectively.
Non-performing loans have declined by $42.3 million, or 38.5%, since year-end 2009. The decrease in non-performing loans since year-end 2009 is due principally to declines in non-performing commercial loans and residential mortgage loans. These declines primarily reflect loan net charge-offs, pay-offs, negotiated transactions, and the migration of loans into ORE. Non-performing commercial loans relate largely to delinquencies caused by cash-flow difficulties encountered by real estate developers (due to a decline in sales of real estate) as well as owners of income-producing properties (due to higher vacancy rates and/or lower rental rates). The elevated level of non-performing residential mortgage loans is primarily due to delinquencies reflecting both weak economic conditions and soft residential real estate values in many parts of Michigan. However, retail non-performing loans have declined for six consecutive quarters and are at their lowest level since the first quarter of 2008. ORE and repossessed assets totaled $39.4 million at Dec. 31, 2010, compared to $45.0 million at Sept. 30, 2010 and $31.5 million at Dec. 31, 2009.
The provision for loan losses was $7.5 million and $25.1 million in the fourth quarters of 2010 and 2009, respectively. For all of 2010, the provision for loan losses totaled $46.8 million versus $103.3 million in 2009. The level of the provision for loan losses in each period reflects the Company’s overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans, and loan net charge-offs. Loan net charge-offs were $11.4 million (2.42% annualized of average loans) in the fourth quarter of 2010, compared to $17.1 million (2.89% annualized of average loans) in the fourth quarter of 2009. Loan net charge-offs were $60.6 million (2.97% of average loans) and $79.5 million (3.28% of average loans) for all of 2010 and 2009, respectively. The decline in 2010 loan net charge-offs compared to 2009 levels is primarily due to a decline in commercial loan net charge-offs. At Dec. 31, 2010, the allowance for loan losses totaled $67.9 million, or 3.75% of portfolio loans, compared to $81.7 million, or 3.55% of portfolio loans, at Dec. 31, 2009.
Balance Sheet, Liquidity and Capital
Total assets were $2.54 billion at Dec. 31, 2010, a decrease of $430.1 million, or 14.5%, from Dec. 31, 2009. Loans, excluding loans held for sale, were $1.81 billion at Dec. 31, 2010, compared to $2.30 billion at Dec. 31, 2009. Deposits totaled $2.25 billion at Dec. 31, 2010, a decrease of $313.9 million from Dec. 31, 2009. The decline in deposits is primarily due to a planned reduction of brokered CDs that was partially offset by increases in the balance of non-interest bearing deposits.
Cash and cash equivalents totaled $385.4 million at Dec. 31, 2010, versus $288.7 million at Dec. 31, 2009. This increase reflects the Company’s efforts to augment liquidity.

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Stockholders’ equity totaled $119.1 million at Dec. 31, 2010, or 4.70% of total assets. The Company’s wholly owned subsidiary, Independent Bank, remains “well capitalized” for regulatory purposes with the following ratios:

			Well
			Capitalized
Regulatory Capital Ratio	12/31/10	12/31/2009	Minimum
Tier 1 capital to average total assets	6.58%	6.72%	5.00%
Tier 1 capital to risk-weighted assets	9.77%	9.08%	6.00%
Total capital to risk-weighted assets	11.06%	10.36%	10.00%
Capital Raising and Strategic Initiatives
As previously announced, the Company adopted a capital restoration plan (the “Capital Plan”) in Jan. 2010. The primary objective of this Capital Plan is to achieve and thereafter maintain certain minimum capital ratios for Independent Bank as established by its Board of Directors. These minimum capital ratios are 8% for Tier 1 Capital to Average Total Assets and 11% for Total Capital to Risk-Weighted Assets. As noted above, as of Dec. 31, 2010, the Bank’s Total Capital to Risk-Weighted Assets ratio exceeded the target of 11%.
The Capital Plan sets forth three primary capital raising initiatives:
     (1) an offer to exchange shares of the Company’s common stock for any or all of the Company’s outstanding trust preferred securities;
     (2) the exchange of shares of the Company’s common stock for any or all of the shares of preferred stock held by the United States Department of Treasury (“UST”); and
     (3) a public offering of the Company’s common stock for cash.
During the second quarter of 2010, the Company completed transactions designed to accomplish the first two initiatives. On June 23, 2010, the Company completed its offer to exchange shares of its common stock for its outstanding trust preferred securities, which resulted in the issuance of common stock in exchange for the surrender of outstanding trust preferred securities with an aggregate liquidation amount of $41.4 million. On Apr. 16, 2010, the Company closed a transaction with the UST for the exchange of the $72 million of Series A preferred stock that the UST acquired pursuant to the TARP Capital Purchase Program for new shares of Series B convertible preferred stock. A key benefit of this transaction was obtaining the right, under the terms of the new Series B convertible preferred stock, to compel the conversion of this stock into shares of the Company’s common stock, provided that the Company meets a number of conditions. The conditions are primarily intended to ensure that the Company successfully implements the other elements of its Capital Plan, as described above.
These first two initiatives were designed to improve the Company’s ratio of tangible common equity to tangible assets, reduce required annual interest and dividend payments by reducing the aggregate principal amount of outstanding trust preferred securities and outstanding shares of preferred stock, and otherwise improve the Company’s ability to successfully raise additional capital through a public offering of its common stock, which is the last component of the Capital Plan.
CEO Magee stated, “In light of the Company’s continued improvements in asset quality and other positive indicators, we are reevaluating our alternatives in connection with the above-referenced capital raising initiatives. This evaluation will take into account our ongoing operating results, as well as input from our financial advisors and the Treasury Department.”
About Independent Bank Corporation
Independent Bank Corporation (NASDAQ: IBCP) is a Michigan-based bank holding company with total assets of approximately $2.5 billion. Founded as First National Bank of Ionia in 1864, Independent Bank Corporation now operates over 100 offices across Michigan’s Lower Peninsula through one state-chartered bank subsidiary. This subsidiary (Independent Bank) provides a full range of financial services, including commercial banking, mortgage lending, investments and title services. Independent Bank Corporation is committed to providing exceptional personal service and value to its customers, stockholders and the communities it serves.
For more information, please visit the Company’s Web site at: IndependentBank.com
Any statements in this news release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “estimate,” “project,” “may” and similar expressions are intended to identify forward-looking statements. These

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forward-looking statements are predicated on management’s beliefs and assumptions based on information known to Independent Bank Corporation’s management as of the date of this news release and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Independent Bank Corporation’s management for future operations, products or services, and forecasts of the Company’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, and estimates of credit quality trends. Such statements reflect the view of Independent Bank Corporation’s management as of this date with respect to future events and are not guarantees of future performance, involve assumptions and are subject to substantial risks and uncertainties, such as the changes in Independent Bank Corporation’s plans, objectives, expectations and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, the Company’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include the ability of Independent Bank Corporation to meet the objectives of its capital restoration plan, the ability of Independent Bank to remain well-capitalized under federal regulatory standards, the pace of economic recovery within Michigan and beyond, changes in interest rates, changes in the accounting treatment of any particular item, the results of regulatory examinations, changes in industries where the Company has a concentration of loans, changes in the level of fee income, changes in general economic conditions and related credit and market conditions, and the impact of regulatory responses to any of the foregoing. Forward-looking statements speak only as of the date they are made. Independent Bank Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this news release or in any documents, Independent Bank Corporation claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	December 31,
	2010	2009
	(unaudited)
	(in thousands, except share amounts)
Assets
Cash and due from banks	$48,933	$65,214
Interest bearing deposits	336,441	223,522

Cash and Cash Equivalents	385,374	288,736
Trading securities	32	54
Securities available for sale	67,864	164,151
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	23,630	27,854
Loans held for sale, carried at fair value	50,098	34,234
Loans
Commercial	707,530	840,367
Mortgage	658,679	749,298
Installment	245,644	303,366
Payment plan receivables	201,263	406,341

Total Loans	1,813,116	2,299,372
Allowance for loan losses	(67,915)	(81,717)

Net Loans	1,745,201	2,217,655
Other real estate and repossessed assets	39,413	31,534
Property and equipment, net	68,359	72,616
Bank-owned life insurance	47,922	46,514
Other intangibles	8,980	10,260
Capitalized mortgage loan servicing rights	14,661	15,273
Prepaid FDIC deposit insurance assessment	15,899	22,047
Vehicle service contract counterparty receivables, net	37,270	5,419
Accrued income and other assets	30,545	29,017

Total Assets	$2,535,248	$2,965,364

Liabilities and Shareholders’ Equity
Deposits
Non-interest bearing	$451,856	$334,608
Savings and NOW	995,662	1,059,840
Retail time	530,774	542,170
Brokered time	273,546	629,150

Total Deposits	2,251,838	2,565,768
Other borrowings	71,032	131,182
Subordinated debentures	50,175	92,888
Vehicle service contract counterparty payables	11,739	21,309
Accrued expenses and other liabilities	31,379	44,356

Total Liabilities	2,416,163	2,855,503

Shareholders’ Equity
Preferred stock, no par value, 200,000 shares authorized Issued and outstanding:
At December 31, 2010: Series B, 74,426 shares, $1,036 liquidation preference per share	75,700	—
At December 31, 2009: Series A, 72,000 shares, $1,000 liquidation preference per share	—	69,157
Common stock, no par value at December 31, 2010, and $1.00 par value at December 31, 2009—authorized: 500,000,000 shares at December 31, 2010, and 60,000,000 shares at December 31, 2009; issued and outstanding: 7,860,483 shares at December 31, 2010, and 2,402,851 shares at December 31, 2009	246,407	2,386
Capital surplus	—	223,095
Accumulated deficit	(189,902)	(169,098)
Accumulated other comprehensive loss	(13,120)	(15,679)

Total Shareholders’ Equity	119,085	109,861

Total Liabilities and Shareholders’ Equity	$2,535,248	$2,965,364

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INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

		Three Months Ended		Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(unaudited)
	(in thousands)
Interest Income
Interest and fees on loans	$32,210	$34,370	$43,033	$142,282	$177,948
Interest on securities
Taxable	481	509	1,420	3,052	6,333
Tax-exempt	338	383	745	1,932	3,669
Other investments	399	425	244	1,585	1,106

Total Interest Income	33,428	35,687	45,442	148,851	189,056

Interest Expense
Deposits	5,700	6,737	8,937	28,164	35,405
Other borrowings	1,662	1,965	3,107	9,034	15,128

Total Interest Expense	7,362	8,702	12,044	37,198	50,533

Net Interest Income	26,066	26,985	33,398	111,653	138,523
Provision for loan losses	7,528	9,543	25,110	46,765	103,318

Net Interest Income After Provision for Loan Losses	18,538	17,442	8,288	64,888	35,205

Non-interest Income
Service charges on deposit accounts	4,887	5,516	6,158	21,511	24,370
Net gains (losses) on assets
Mortgage loans	4,286	3,829	2,060	12,330	10,860
Securities	14	(3)	39	1,639	3,826
Other than temporary loss on securities available for sale
Total impairment loss	(28)	(316)	(4,056)	(462)	(4,073)
Loss recognized in other comprehensive loss	—	—	3,991	—	3,991

Net impairment loss recognized in earnings	(28)	(316)	(65)	(462)	(82)
Interchange income	2,160	2,075	1,858	8,257	7,064
Mortgage loan servicing	2,465	(1,377)	1,241	(523)	2,252
Title insurance fees	644	533	410	2,037	2,272
Gain (loss) on extinguishment of debt	—	(20)	—	18,066	—
Other income	2,781	2,241	1,919	8,958	9,239

Total Non-interest Income	17,209	12,478	13,620	71,813	59,801

Non-interest Expense
Compensation and employee benefits	12,262	12,806	13,275	51,711	53,003
Vehicle service contract counterparty contingencies	4,386	5,968	19,506	18,633	31,234
Loan and collection	3,947	3,805	3,834	15,323	14,727
Occupancy, net	2,791	2,721	2,882	11,016	11,092
Loss on other real estate and repossessed assets	4,843	1,296	1,796	9,722	8,554
Data processing	2,367	2,248	2,465	9,554	9,528
FDIC deposit insurance	1,589	1,651	1,658	6,805	7,328
Furniture, fixtures and equipment	1,582	1,591	1,735	6,540	7,159
Credit card and bank service fees	1,237	1,378	1,754	5,790	6,608
Advertising	567	692	1,498	2,712	5,696
Goodwill impairment	—	—	16,734	—	16,734
Costs (recoveries) related to unfunded lending commitments	(65)	(807)	6	(536)	(286)
Other expenses	4,891	4,159	4,376	17,730	17,066

Total Non-interest Expense	40,397	37,508	71,519	155,000	188,443

Loss Before Income Tax	(4,650)	(7,588)	(49,611)	(18,299)	(93,437)
Income tax benefit	(504)	(978)	(1,456)	(1,590)	(3,210)

Net Loss	$(4,146)	$(6,610)	$(48,155)	$(16,709)	$(90,227)

Preferred dividends and discount accretion	796	1,109	1,076	4,095	4,301

Net Loss Applicable to Common Stock	$(4,942)	$(7,719)	$(49,231)	$(20,804)	$(94,528)

8

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Selected Financial Data

		Three Months Ended		Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(unaudited)
Per Common Share Data (A)
Net Loss Per Common Share
Basic (B)	$(0.65)	$(1.03)	$(20.49)	$(4.09)	$(39.60)
Diluted (C)	(0.65)	(1.03)	(20.49)	(4.09)	(39.60)
Cash dividends declared per common share	.00	.00	.00	.00	.30

Selected Ratios (A)
As a Percent of Average Interest-Earning Assets
Interest income	5.58%	5.63%	6.50%	5.81%	6.83%
Interest expense	1.23	1.37	1.72	1.45	1.83
Net interest income	4.35	4.26	4.78	4.36	5.00
Net Loss to
Average common equity	(43.56)%	(60.51)%	(255.72)%	(54.38)%	(90.72)%
Average assets	(0.75)	(1.11)	(6.55)	(0.75)	(3.17)

Average Shares (A)
Basic (B)	7,646,814	7,512,508	2,402,674	5,089,651	2,386,553
Diluted (C)	58,713,431	56,407,159	2,410,021	41,467,959	2,393,588

(A)	Shares outstanding have been adjusted for a 1-for-10 reverse stock split in 2010. These amounts are calculated using net loss applicable to common stock.

(B)	Average shares of common stock for basic net income per share include shares issued and outstanding during the period and participating share awards.

(C)	Average shares of common stock for diluted net income per share include shares to be issued upon conversion of convertible preferred stock, shares to be issued upon exercise of common stock warrants, shares to be issued upon exercise of stock options and stock units for deferred compensation plan for non-employee directors. For any period in which a loss is recorded, the assumed conversion of convertible preferred stock, assumed exercise of common stock warrants, assumed exercise of stock options, and stock units for deferred compensation plan for non-employee directors would have an anti-dilutive impact on the loss per share and are thus ignored in the diluted per share calculation.

9

Exhibit 99.2
INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Supplemental Data
Non-performing assets (1)

	December 31,
	2010	2009
	(dollars in thousands)
Non-accrual loans	$66,652	$105,965
Loans 90 days or more past due and still accruing interest	928	3,940

Total non-performing loans	67,580	109,905
Other real estate and repossessed assets	39,413	31,534

Total non-performing assets	$106,993	$141,439

As a percent of Portfolio Loans
Non-performing loans	3.73%	4.78%
Allowance for loan losses	3.75	3.55
Non-performing assets to total assets	4.22	4.77
Allowance for loan losses as a percent of non-performing loans	100.50	74.35

(1)	Excludes loans that are classified as “troubled debt restructured” that are still performing.
Troubled debt restructurings (“TDRs”)

	December 31, 2010
	Commercial	Retail		Total
	(dollars in thousands)
Performing TDRs	$16,957	$96,856		$113,813
Non-performing TDRs (1)	7,814	16,616	(2)	24,430

Total	$24,771	$113,472		$138,243

	December 31, 2009
	Commercial	Retail		Total
	(dollars in thousands)
Performing TDRs	$3,500	$68,461		$71,961
Non-performing TDRs (1)	—	14,937	(2)	14,937

Total	$3,500	$83,398		$86,898

(1)	Included in NPL table above.

(2)	Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis.

Allowance for loan losses

		Twelve months ended
		December 31,
	2010		2009
		Unfunded		Unfunded
	Loans	Commitments	Loans	Commitments
		(dollars in thousands)
Balance at beginning of period	$81,717	$1,858	$57,900	$2,144
Additions (deduction)
Provision for loan losses	46,765	—	103,318	—
Recoveries credited to allowance	3,612	—	2,795	—
Loans charged against the allowance	(64,179)	—	(82,296)	—
Additions (deductions) included in non-interest expense	—	(536)	—	(286)

Balance at end of period	$67,915	$1,322	$81,717	$1,858

Net loans charged against the allowance to average Portfolio Loans	2.97%		3.28%
Alternative Sources of Funds

			December 31,
	2010			2009
		Average			Average
	Amount	Maturity	Rate	Amount	Maturity	Rate
			(dollars in thousands)
Brokered CDs	$273,546	2.4 years	2.89%	$629,150	2.2 years	2.46%
Fixed rate FHLB advances	21,022	5.9 years	6.34	27,382	5.5 years	6.59
Variable rate FHLB advances	50,000	0.8 years	0.41	67,000	1.4 years	0.32
Securities sold under agreements to repurchase				35,000	.9 years	4.42

Total	$344,568	2.4 years	2.74%	$758,532	2.2 years	2.51%

Capitalization

	December 31,
	2010	2009
	(in thousands)
Subordinated debentures	$50,175	$92,888
Amount not qualifying as regulatory capital	(1,507)	(2,788)

Amount qualifying as regulatory capital	48,668	90,100

Shareholders’ Equity
Preferred stock	75,700	69,157
Common stock	246,407	2,386
Capital surplus	—	223,095
Accumulated deficit	(189,902)	(169,098)
Accumulated other comprehensive loss	(13,120)	(15,679)

Total shareholders’ equity	119,085	109,861

Total capitalization	$167,753	$199,961

2

Non-Interest Income

		Three months ended		Twelve months ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(in thousands)
Service charges on deposit accounts	$4,887	$5,516	$6,158	$21,511	$24,370
Net gains (losses) on assets
Mortgage loans	4,286	3,829	2,060	12,330	10,860
Securities	14	(3)	39	1,639	3,826
Other than temporary loss on securities available for sale
Total impairment loss	(28)	(316)	(4,056)	(462)	(4,073)
Loss recognized in other comprehensive loss	—	—	3,991	—	3,991

Net impairment loss recognized in earnings	(28)	(316)	(65)	(462)	(82)
VISA check card interchange income	2,160	2,075	1,858	8,257	7,064
Mortgage loan servicing	2,465	(1,377)	1,241	(523)	2,252
Mutual fund and annuity commissions	585	506	527	1,889	2,017
Bank owned life insurance	464	502	472	1,917	1,615
Title insurance fees	644	533	410	2,037	2,272
Gain (loss) on extinguishment of debt	—	(20)	—	18,066	—
Other	1,732	1,233	920	5,152	5,607

Total non-interest income	$17,209	$12,478	$13,620	$71,813	$59,801

Capitalized Mortgage Loan Servicing Rights

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009
		(in thousands)
Balance at beginning of period	$11,667	$14,334	$15,273	$11,966
Originated servicing rights capitalized	1,619	769	4,158	5,213
Amortization	(1,367)	(720)	(3,862)	(4,255)
(Increase)/decrease in impairment reserve	2,742	890	(908)	2,349

Balance at end of period	$14,661	$15,273	$14,661	$15,273

Impairment reserve at end of period	$3,210	$2,302	$3,210	$2,302

Mortgage Loan Activity

		Three months ended		Twelve months ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009
		(dollars in thousands)
Mortgage loans originated	$178,508	$153,920	$114,254	$516,335	$576,018
Mortgage loans sold	180,892	124,383	95,386	480,566	540,713
Mortgage loans sold with servicing rights released	24,058	20,411	20,216	77,080	55,495
Net gains on the sale of mortgage loans	4,286	3,829	2,060	12,330	10,860
Net gains as a percent of mortgage loans sold (“Loan Sales Margin”)	2.37%	3.08%	2.16%	2.57%	2.01%
Fair value adjustments included in the Loan
Sales Margin	(0.49)	0.83	0.11	0.10	0.07

3

Non-Interest Expense

		Three months ended		Twelve months ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(in thousands)
Salaries	$10,073	$10,336	$10,364	$40,827	$40,053
Performance-based compensation and benefits	147	357	746	1,803	2,889
Other benefits	2,042	2,113	2,165	9,081	10,061

Compensation and employee benefits	12,262	12,806	13,275	51,711	53,003
Vehicle service contract counterparty contingencies	4,386	5,968	19,506	18,633	31,234
Loan and collection	3,947	3,805	3,834	15,323	14,727
Occupancy, net	2,791	2,721	2,882	11,016	11,092
Loss on other real estate and repossessed assets	4,843	1,296	1,796	9,722	8,554
Data processing	2,367	2,248	2,465	9,554	9,528
FDIC deposit insurance	1,589	1,651	1,658	6,805	7,328
Furniture, fixtures and equipment	1,582	1,591	1,735	6,540	7,159
Credit card and bank service fees	1,237	1,378	1,754	5,790	6,608
Communications	996	1,054	1,120	4,138	4,424
Legal and professional	1,239	831	1,144	4,100	3,222
Advertising	567	692	1,498	2,712	5,696
Supplies	393	429	470	1,630	1,835
Amortization of intangible assets	315	320	523	1,280	1,930
Goodwill impairment			16,734		16,734
Costs (recoveries) related to unfunded lending commitments	(65)	(807)	6	(536)	(286)
Other	1,948	1,525	1,119	6,582	5,655

Total non-interest expense	$40,397	$37,508	$71,519	$155,000	$188,443

4

Average Balances and Rates

	Three Months Ended
	December 31,
	2010			2009
	Average			Average
	Balance	Interest	Rate (3)	Balance	Interest	Rate (3)
	(dollars in thousands)
Assets (1)
Taxable loans	$1,911,195	$32,116	6.68%	$2,370,452	$42,910	7.20%
Tax-exempt loans (2)	8,750	94	4.26	10,361	123	4.71
Taxable securities	68,171	481	2.80	102,509	1,420	5.50
Tax-exempt securities (2)	32,483	338	4.13	71,448	745	4.14
Cash — interest bearing	337,468	215	0.25	194,683	134	0.27
Other investments	24,839	184	2.94	27,854	110	1.57

Interest Earning Assets	2,382,906	33,428	5.58	2,777,307	45,442	6.50

Cash and due from banks	49,989			54,206
Other assets, net	188,395			148,612

Total Assets	$2,621,290			$2,980,125

Liabilities
Savings and NOW	$1,094,605	648	0.23	$1,039,884	1,274	0.49
Time deposits	829,668	5,052	2.42	1,143,307	7,663	2.66
Other borrowings	153,898	1,662	4.28	249,811	3,107	4.93

Interest Bearing Liabilities	2,078,171	7,362	1.41	2,433,002	12,044	1.96

Demand deposits	375,448			331,204
Other liabilities	49,532			70,489
Shareholders’ equity	118,139			145,430

Total liabilities and shareholders’ equity	$2,621,290			$2,980,125

Net Interest Income		$26,066			$33,398

Net Interest Income as a Percent of Earning Assets			4.35%			4.78%

(1)	All domestic, except for $0.1 million and $2.1 million for the three months ended December 31, 2010 and 2009, respectively, of average payment plan receivables included in taxable loans for customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

(3)	Annualized.

5

Average Balances and Rates

	Twelve Months Ended
	December 31,
	2010			2009
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	(dollars in thousands)
Assets (1)
Taxable loans	$2,072,586	$141,876	6.85%	$2,461,896	$177,557	7.21%
Tax-exempt loans (2)	9,531	406	4.26	8,672	391	4.51
Taxable securities	82,127	3,052	3.72	111,558	6,333	5.68
Tax-exempt securities (2)	45,223	1,932	4.27	85,954	3,669	4.27
Cash — interest bearing	324,065	824	0.25	72,606	174	0.24
Other investments	26,526	761	2.87	28,304	932	3.29

Interest Earning Assets	2,560,058	148,851	5.81	2,768,990	189,056	6.83

Cash and due from banks	50,739			55,451
Other assets, net	167,873			157,762

Total Assets	$2,778,670			$2,982,203

Liabilities
Savings and NOW	$1,089,992	2,829	0.26	$992,529	5,751	0.58
Time deposits	978,098	25,335	2.59	1,019,624	29,654	2.91
Other borrowings	198,030	9,034	4.56	394,975	15,128	3.83

Interest Bearing Liabilities	2,266,120	37,198	1.64	2,407,128	50,533	2.10

Demand deposits	349,376			321,802
Other liabilities	54,183			80,281
Shareholders’ equity	108,991			172,992

Total liabilities and shareholders’ equity	$2,778,670			$2,982,203

Net Interest Income		$111,653			$138,523

Net Interest Income as a Percent of Earning Assets			4.36%			5.00%

(1)	All domestic, except for $0.4 million and $5.1 million for the twelve months ended December 31, 2010 and 2009, respectively, of average payment plan receivables included in taxable loans for customers domiciled in Canada.

(2)	Interest on tax-exempt loans and securities is not presented on a fully tax equivalent basis due to the current net operating loss carryforward position and the deferred tax asset valuation allowance.

6

Commercial Loan Portfolio Analysis as of December 31, 2010

			Total
			Commercial
			Loans
		Watch Credits
					Percent of
					Loan
					Category
					in Watch
Loan Category	All Loans	Performing	Non- performing	Total	Credit
	(dollars in thousands)
Land	$21,345	$5,919	$2,369	$8,288	38.8%
Land Development	22,869	9,564	3,418	12,982	56.8
Construction	18,259	4,081	3,884	7,965	43.6
Income Producing	308,006	71,427	12,197	83,624	27.2
Owner Occupied	186,326	32,962	5,757	38,719	20.8

Total Commercial Real Estate Loans (1)	$556,805	$123,953	$27,625	$151,578	27.2

Other Commercial Loans (1)	$151,128	$24,242	1,916	$26,158	17.3

Total non-performing commercial loans			$29,541

(1)	The total of these two categories is different than the December 31, 2010, Consolidated Statement of Financial Condition due primarily to loans in process.

7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report: February 15, 2011
INDEPENDENT BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation)	0-7818 (Commission File Number)	38-2032782 (IRS Employer Identification No.)

230 West Main Street Ionia, Michigan (Address of principal executive office)	48846 (Zip Code)
Registrant’s telephone number, including area code:
(616) 527-5820
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
(b) Resignation of Named Executive Officer; Retirement of Director
Effective February 15, 2011, Independent Bank Corporation (the “Company”) and its wholly-owned subsidiary, Independent Bank (the “Bank”), adopted a management transition plan. The management transition plan reflects senior management succession planning as well as changes in compensation related to the new assignments, the grant of restricted stock to certain of the Company’s executive officers, and the reinstatement of the Company’s Annual Incentive Compensation Plan (“AIP”) for certain non-executive officer management employees. In addition, during the transition plan, the fees payable to the Company’s directors will be paid exclusively in the form of Company stock.
Under the plan, Michael M. Magee, Jr. will resign from his position as President of the Corporation and the Bank, but will continue to serve as Chief Executive Officer of the Corporation and the Bank, effective April 1, 2011. Effective immediately following the 2011 annual meeting of the Company’s shareholders, Mr. Magee will be appointed as Chairman of the Board of Directors of the Company and the Bank and will remain in such role through December 31, 2012, subject to his continuing nomination by the Board and election by the Company’s shareholders, and James McCarty will be appointed to serve as lead independent director. Effective January 1, 2013, Mr. Magee will also resign from his position as a director and Chief Executive Officer of the Company and the Bank. Thereafter, Mr. Magee will provide consulting services to the Company and the Bank, as described in more detail below.
In addition, the Company and the Bank accepted the resignation of Clarke B. Maxson as a director of the Company and the Bank. Mr. Maxson tendered his resignation pursuant to the Company’s Corporate Governance Principles because he reached age 70 in 2010. Mr. Maxson’s resignation is not due to any disagreement with management. The Company and the Bank determined not to fill the vacancy created by Mr. Maxson’s resignation, thereby reducing the size of each such Board of Directors to nine members.
(c) Appointment of Named Executive Officer
As part of the management transition plan, William Bradford Kessel, who is currently serving the Company and the Bank as Executive Vice President and Chief Operating Officer, will be promoted to President and Chief Operating Officer effective April 1, 2011, subject to regulatory approval. Effective January 1, 2013, Mr. Kessel will be promoted to President and Chief Executive Officer of the Company and the Bank.
Mr. Kessel, age 46, has over 17 years of experience with the Company and the Bank in a variety of roles. He was appointed Executive Vice President and Chief Operating Officer in September 2007 in conjunction with the consolidation of the Company’s four bank subsidiaries. He joined the Company in 1994 as Vice President of Finance, following eight years of service as a certified public accountant with a large, regional accounting firm. In 1996, he was appointed Senior Vice President of Branch Administration, a position he held until being named as President and Chief Executive Officer of Independent Bank in 2004 (prior to consolidation of the Bank’s four subsidiary banks). Mr. Kessel received his undergraduate degree from Miami University (Ohio) and his MBA from Grand Valley State University. Mr. Kessel is also a graduate of the Stonier Graduate School of Banking.

There are no family relationships between Mr. Kessel and any director or executive officer of the Company or the Bank, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of SEC Regulation S-K. While Mr. Kessel is a loan and deposit customer of the Bank, such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Bank and do not involve an unusual risk of collectability or present other unfavorable features.
The information contained in Item 5.02(e) below pertaining to Mr. Kessel is incorporated in this Item 5.02(c) by reference.
(e) Compensatory Arrangements of Certain Officers
In connection with the management transition plan described above, the Compensation Committee of the Board of Directors of the Company (the “Committee”) adopted changes to its management compensation arrangements. Effective as of January 1, 2011, Mr. Magee’s annual salary was increased by $200,000; however, the entirety of that increase is payable in vested shares of the Company’s common stock (often referred to as “salary stock”). Effective February 16, 2011, Mr. Kessel’s annual salary was increased from $226,000 to $306,000. The changes in compensation are intended to: (a) compensate Messrs. Magee and Kessel for their respective, increased responsibilities under the management transition plan, (b) promote the retention of the services of Messrs. Magee and Kessel, based upon the Committee’s assessment that the level of total compensation to each officer is below that of their respective peer groups, and (c) reflect, and compensate for the fact that, neither officer is eligible to receive incentive-based compensation or participate in the Company’s AIP.
Second, Mr. Kessel, Robert N. Shuster (Executive Vice President and Chief Financial Officer), David C. Reglin (Executive Vice President for Retail Banking), Stefanie M. Kimball (Executive Vice President and Chief Lending Officer), and Mark Collins (Executive Vice President and General Counsel) (collectively, the “Non-CEO NEO’s”) were each awarded restricted stock units under the Company’s Long-Term Incentive Plan. The grants are intended to (a) reflect, and compensate for the fact that, none of the Non-CEO NEO’s is eligible to receive incentive-based compensation or participate in the Company’s AIP, and (b) promote the retention of the services of each of the Non-CEO NEO’s. In each case, the value of such restricted stock units was limited to one-third of their respective total compensation and otherwise made in accordance with the standards set forth in the Interim Final Rule (the “TARP Rule”) of the U.S. Department of the Treasury in connection with its Troubled Asset Relief Program (“TARP”), including the fact that none of the units vest for a minimum of two years and until the Company repays in full its TARP obligations, as follows:

Named Executive Officer	Value of Restricted Stock Units
William Bradford Kessel	$143,000
Robert N. Shuster	$115,000
David C. Reglin	$113,000
Stefanie M. Kimball	$113,000
Mark Collins	$115,000
Third, the Compensation Committee reinstated its Annual Incentive Compensation Plan (AIP) for management employees, excluding named executive officers in accordance with the standards set forth in the TARP Rule. Bonus compensation will be payable upon the achievement of earnings goals that are tied to the Company’s budget, as well as the condition that the Company achieves positive earnings by the fourth quarter of 2011. The aggregate amount of bonus payments under the AIP for 2011 may not exceed $2 million.
Finally, the Company and the Bank entered into a Consulting and Transition Agreement with Mr. Magee (the “Consulting Agreement”). As required by the TARP Rule, Mr. Magee will not receive any severance or “golden parachute” payments in connection with his ultimate departure from the Company and the Bank. The Consulting Agreement provides that, effective January 1, 2013, Mr. Magee will be retained as a consultant for two years in order to facilitate a smooth and orderly transition within the Company and the Bank and to assure access to Mr. Magee’s unique and valuable services. The Consulting Agreement may be terminated by the Company or the Bank immediately for cause.
Under the Consulting Agreement, Mr. Magee will receive quarterly consulting payments of $62,500, beginning January 1, 2013. In addition, the Company will provide Mr. Magee and his dependants with health benefits at the coverage levels in effect as of January 1, 2013, and will reimburse him for the out-of-pocket costs he reasonably incurs to perform his consulting services, in each case for the term of the Consulting Agreement. Mr. Magee agreed to not compete with the Company or the Bank anywhere within Michigan, and to not solicit any employee of the Company or the Bank, while employed by the Company and the Bank and during the term of the Consulting Agreement. The Consulting Agreement also contains a mutual release of claims.
The foregoing summary of the Consulting Agreement is qualified in its entirety by reference to the full text of the Consulting Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated in this Item 5.02(e) by reference.

Item 8.01	Other Events.
On February 16, 2011, the Company issued a press release announcing the management transition plan described in this Current Report. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated in this Item 8.01 by reference.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits

10.1	Consulting and Transition Agreement, dated February 16, 2011, by and among Independent Bank Corporation, Independent Bank, and Michael M. Magee, Jr.

99.1	Press release dated February 16, 2011.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2011	INDEPENDENT BANK CORPORATION (Registrant)
	By:	/s/ Robert N. Shuster
Robert N. Shuster
Its: Executive Vice President and Chief Financial Officer

EXHIBIT 10.1
CONSULTING AND TRANSITION AGREEMENT
     This Consulting and Transition Agreement (this “Agreement”) is entered into by and between Independent Bank Corporation , a bank holding company incorporated under the laws of the State of Michigan (the “Company”), Independent Bank , a Michigan banking corporation and wholly-owned subsidiary of the Company (the “Bank”), and Michael M. Magee, Jr. (“Mr. Magee”), the President and Chief Executive Officer (“CEO”) of the Company and the Bank.
Background
     A. Mr. Magee currently serves as President and CEO and as a director of both the Company and the Bank. He has been employed with the Bank since 1987 and has served in the role of President and CEO since January 1, 2005. Mr. Magee intends to resign his employment with the Company and the Bank as of the date and on the terms and conditions set forth below (the “Separation”).
     B. The Company is prohibited from making any “golden parachute payment,” as that term is defined in Section 111 of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, and applicable regulations and/or guidance previously or hereafter issued, to Mr. Magee upon the termination of his employment with the Company pursuant to the Company’s participation and acceptance of the terms and conditions of the U.S. Treasury’s Capital Purchase Program under the Troubled Asset Relief Program (“CPP Rules”). Mr. Magee has duly acknowledged said prohibition pursuant to (i) certain waivers executed by Mr. Magee on December 12, 2008 and April 6, 2010 (the “Waivers”) and (ii) a Letter Agreement between Mr. Magee and the Company dated December 12, 2008 (the “SEO Agreement”).
     C. The Company desires for Mr. Magee to assist in the transition of his duties, and Mr. Magee desires to assist in such transition, on the terms and conditions set forth below.
Agreement
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties, the parties agree as follows:
     1. Executive Positions. Effective April 1, 2011, Mr. Magee shall resign from his position as President of the Company and the Bank, but shall continue to serve as CEO of both the Company and the Bank at the pleasure of their respective Boards of Directors. Effective January 1, 2013 (the “Separation Date”), Mr. Magee shall resign from his position as CEO of both the Company and the Bank and from any other position he then holds with the Company, the Bank, or any of their respective affiliates. All of Mr. Magee’s compensation and benefits as an employee of the Company, the Bank, and/or any of their respective affiliates shall terminate on the Separation Date.
     2. Board Positions. Effective immediately following the 2011 annual meeting of the Company’s shareholders, Mr. Magee shall be appointed as Chairman of the Board of Directors of both the Company and the Bank and shall remain in such role until December 31, 2012, subject to his continuing nomination by the Board and election by the shareholders of the Company. Effective on the Separation Date, Mr. Magee shall resign as a director of both the Company and the Bank.

     3. Consulting Services. In order to facilitate a smooth and orderly transition within the Company and the Bank upon the Separation, and to assure access to Mr. Magee’s unique and valuable services, the Company and the Bank desire to retain the services of Mr. Magee as a consultant for two consecutive years beginning on the Separation Date and ending December 31, 2014, unless earlier terminated in accordance with Section 5 below (the “Consulting Term”). During the Consulting Term, Mr. Magee shall perform such consulting and advisory services (the “Services”) as the Company or the Bank may direct or request from time to time. Mr. Magee shall perform the Services faithfully, to the best of his ability, and on a timely basis. At a minimum, during the Consulting Term, Mr. Magee shall meet with the Bank’s executive management (i) on a monthly basis and (ii) upon not less than forty-eight (48) hours’ advance notice. It is also contemplated that Mr. Magee may be required to provide periodic reports to the Bank’s President as to matters which are the subject of the Services. As a consultant, Mr. Magee shall refer to and utilize whatever resources and materials he deems necessary or advisable and shall take whatever steps he deems best to provide the Services from time to time for the Company and the Bank.
     4. Compensation . In consideration for Mr. Magee’s availability to render the Services, the Services to be rendered by Mr. Magee during the Consulting Term, and the other provisions of this Agreement, the Company shall compensate (or cause the Bank to compensate) Mr. Magee as follows (the “Compensation”):
          (a) The Company shall pay (or cause the Bank to pay) Mr. Magee the sum of Five Hundred Thousand Dollars ($500,000), payable in eight quarterly installments of Sixty-two Thousand Five Hundred Dollars ($62,500) each, in advance, on the first day of each calendar quarter during the Consulting Term.
          (b) During the Consulting Term, the Company shall pay (or cause the Bank to pay) all premiums and other costs associated with providing Mr. Magee and his dependents with health insurance benefits at the coverage levels in effect as of the Separation Date. After the Consulting Term, Mr. Magee shall be eligible to participate in the Company’s health insurance plan as a retiree.
          (c) The Company shall reimburse (or cause the Bank to reimburse) Mr. Magee for the out-of-pocket costs reasonably incurred by Mr. Magee during the Consulting Term to perform the Services. Such reimbursement shall be made in accordance with the Company’s policies regarding expense reimbursement.
     5. Termination for Cause. Mr. Magee’s engagement for the performance of the Services shall immediately terminate if the Company or the Bank elects to terminate this Agreement for Cause. For purposes of this Agreement, “Cause” shall mean (i) any act by Mr. Magee of fraud, misappropriation, embezzlement, or dishonesty with respect to the Company or the Bank or any other conduct by Mr. Magee that is reasonably likely to adversely affect the business or reputation of the Company or the Bank; (ii) the conviction of, or plea of guilt or no contest to, any felony by Mr. Magee; (iii) negligence or intentional misconduct by Mr. Magee in the performance of his duties that is not promptly remedied upon receipt of notice thereof from the Company or the Bank; (iv) the disregard by Mr. Magee of any lawful policy established by the Board of Directors, President, or CEO of the Company or the Bank that is not promptly remedied upon receipt of notice thereof from the Company or the Bank; or (v) any breach by Mr. Magee of any provision of this Agreement that is not promptly remedied upon receipt of notice thereof from the Company or the Bank. Upon a termination of this Agreement for Cause, Mr. Magee shall be entitled to all accrued Compensation through the date of termination with no further payment obligation pursuant to this Agreement on the part of the Company or the Bank.

     6. Independent Contractor Status . When performing the Services, Mr. Magee shall act as an independent contractor and nothing in this Agreement shall create the relationship of partners or employer and employee between the parties after the Separation Date. Mr. Magee shall retain control of the manner and means by which he performs the Services, including the determination of the time, energy, and skill devoted to the Services.
     7. No Corporate Authority . After the Separation Date, Mr. Magee understands and agrees that he shall not hold himself out as having any corporate authority to act on behalf of or to bind the Company or the Bank. Mr. Magee also agrees that he shall take no action or create any impression, whether actual or implied, that he has authority to act on behalf of the Company or the Bank or which shall in any way bind the Company or the Bank during the Consulting Term.
     8. Releases and Covenant Not to Sue . Each of the parties agrees as follows:
          (a) In consideration for the Company and the Bank entering into this Agreement, Mr. Magee agrees to forever release and discharge, and covenants not to sue or make any claim against, the Company or the Bank; each of the present, former, and future parent companies, subsidiaries, affiliates, predecessors, successors, and assigns of the Company or the Bank; each of the present, former, or future shareholders, owners, directors, officers, partners, employees, agents and representatives of the Company or the Bank; and each of their respective affiliates, predecessors, successors, and assigns (collectively, the “Released Parties”), from any and all damages, losses, obligations, liabilities, claims, demands, actions or causes of action, costs, or expenses (including reasonable attorneys’ fees) (collectively, “Losses”), of any kind or nature, whether known or unknown, matured or unmatured or otherwise, that could have been filed, brought, or asserted by Mr. Magee prior to the date of this Agreement against any of the Released Parties. The foregoing release of claims, discharge, and covenant not to sue includes, but is not limited to, the following: (i) any and all claims of age discrimination under the Age Discrimination in Employment Act of 1967 (including, but not limited to, the Older Workers Benefit Protection Act), (ii) any and all claims under any state statutory or decisional law pertaining to termination of employment, wrongful discharge, wage and hour, discrimination, retaliation, infliction of emotional distress, breach of contract, breach of public policy, misrepresentation, or defamation, (iii) any and all claims under Title VII of the Civil Rights Act of 1964, the Federal Rehabilitation Act of 1973, the Family and Medical Leave Act, the Employee Retirement Income Security Act of 1974, the Fair Labor Standards Act, the Americans With Disabilities Act and any other federal, state or local statute, law, rule, regulation, ordinance, common law or other legal requirement, (iv) any and all claims that Mr. Magee has or may have relating to his employment by the Bank or the Company prior to the date of this Agreement and any and all matters, transactions and things occurring prior to the date of this Agreement, and (v) any and all other tort or contract claims and other theories of recovery (collectively, the “Releases”). The foregoing Releases of claims, discharge and covenants not to sue by Mr. Magee do not apply to Mr. Magee’s right to enforce this Agreement against the Company and the Bank. The parties expressly understand and agree that the Releases contained in this Agreement are to be construed as broadly as all applicable laws allow.

          (b) In consideration of Mr. Magee’s performance of this Agreement and of the mutual covenants and undertakings provided in this Agreement, the Company and the Bank each agrees to forever release and discharge Mr. Magee, his agents, and attorneys from any and all Losses of any kind or nature, whether known or unknown, matured or unmatured or otherwise, arising out of Mr. Magee’s employment with the Bank or the Company prior to the date of this Agreement and all other aspects of their relationship with Mr. Magee prior to the date of this Agreement, with the exception of any claims arising as a result of Mr. Magee’s intentional or willful misconduct, gross negligence, or criminal activity in the course of his employment with the Bank or the Company.
     9. Consideration and Revocation Periods . Mr. Magee has been advised to seek legal advice from an attorney of his own choosing before signing this Agreement. Mr. Magee acknowledges that he has twenty-one (21) days to consider the Releases contained in Section 9 of this Agreement. Mr. Magee also acknowledges that he has seven (7) days from the date he signs this Agreement to revoke the Releases (the “Revocation Period”) and that this Agreement shall not become effective or enforceable until after the Revocation Period expires. Mr. Magee expressly understands that no Compensation shall be paid if he timely revokes this Agreement. This Agreement shall become effective on the day following the expiration of the Revocation Period (the “Effective Date”). If Mr. Magee chooses to revoke this Agreement, then he must do so in writing by delivering the revocation letter by the close of business on the last day of the revocation period to Michael Wooldridge, Varnum LLP, 333 Bridge Street, NW, Suite 1700, Grand Rapids, Michigan 49504.
     10. Acknowledgement by Mr. Magee . Mr. Magee represents that he has carefully read and fully understands all the provisions of this Agreement, including the Releases, has had ample and adequate opportunity to thoroughly discuss all aspects of the Releases with legal counsel of his choosing, is voluntarily entering into this Agreement, and that no representations have been made other than those set forth explicitly in this Agreement. Mr. Magee acknowledges and agrees that he has not been represented by or advised in any respect by the Company’s legal counsel concerning this Agreement. Further, Mr. Magee understands and agrees that this Agreement shall have no force or effect unless signed by him and not revoked prior to the expiration of the Revocation Period.
     11. Restrictive Covenants . Mr. Magee understands and agrees that a further material inducement for the Company and the Bank to enter into this Agreement includes Mr. Magee’s agreement to abide by certain restrictive covenants set forth below. The Company’s and the Bank’s respective obligations owed to Mr. Magee under this Agreement are expressly conditioned upon his compliance with these restrictive covenants. In consideration of the provisions of this Agreement, Mr. Magee agrees to the following:

          (a) Agreement Not to Compete or Solicit . During the term of Mr. Magee’s employment with the Bank or the Company and during the Consulting Term, Mr. Magee agrees that he will not directly or indirectly become employed by, serve as a director for, advise or consult with, finance, take an ownership interest in, or otherwise work or perform services for, or assist any entity or enterprise that is or is planning to become in competition with the Company or the Bank anywhere within the State of Michigan. In addition, during the same period, Mr. Magee agrees that he will not directly or indirectly solicit, induce, or attempt to induce any employee of the Company or the Bank to leave his or her employment with the Company or the Bank. It is the parties’ intent to make this restrictive covenant as broad as the law allows. Nothing in this Section 14(a) shall prohibit Mr. Magee from owning 1% or less of the voting stock of any publicly traded entity.
          (b) Confidential Information . During the term of Mr. Magee’s employment with the Bank or the Company, during the Consulting Term, and thereafter, Mr. Magee shall not divulge or furnish any Confidential Information (as defined below) to any person, firm, or corporation, other than the Company or the Bank or any of their affiliates, or use any such Confidential Information directly or indirectly for Mr. Magee’s own benefit or for the benefit of any person, firm or corporation other than the Company or the Bank or any of their affiliates, since such Confidential Information is confidential and shall at all times remain the property of the Company or the Bank or their affiliates, as applicable.
          (c) Non-disparagement . Mr. Magee shall not publicly disparage or make or publish any negative statements or comments about any of the Released Parties.
          (d) Independent Covenants . The Company’s or the Bank’s breach of any provision of this Agreement shall not serve as a release from or as an excuse for Mr. Magee not to fully perform the restrictive covenants set forth in this Section 14.
          (e) Blue Pencil . To the extent a court of competent jurisdiction determines any part of the foregoing restrictive covenants is not enforceable, the parties agree that the court may apply the “blue pencil” doctrine to reformat the restrictive covenants by reducing the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
     12. Return of Company Property . Mr. Magee covenants and agrees that, as of the Separation Date, he shall return to the Company any Confidential Information that is in his possession or control, or the location of which he knows, and he shall return to the Company or the Bank, as applicable, all equipment, computers, credit cards, keys, access cards, passwords and other property of the Company or the Bank that are in his possession or control, or the location of which he knows, and shall cease using any of the foregoing, except (in each case) as the Company and Mr. Magee mutually agree are necessary to provide the Services.

     13. Definition of Confidential Information. The term “Confidential Information” includes any non-public information pertaining to:
          (a) Inventions, trade secrets, business information, data, formula, know-how, improvements, discoveries, developments, and other works of authorship and techniques, whether conceived, created or invented by Mr. Magee, and whether or not reduced to practice;
          (b) Nonpublic information regarding research, development, new products and services, marketing and selling, business plans and strategy, proposals, budgets, unpublished financial statements, licenses, contracts, prices and costs, suppliers, customers, customer lists; and;
          (c) Nonpublic information regarding the skills and compensation of other employees of the Company or the Bank.
     14. Binding Effect . This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, representatives, successors, and assigns of the parties; provided, however, that Mr. Magee may not assign this Agreement, in whole or in part, or delegate any of his duties under this Agreement, whether voluntarily or by operation of law, without the express written consent of the Company and the Bank.
     15. Breach of Agreement . In the event that Mr. Magee breaches any of the provisions of this Agreement (“Consultant Breach”), the Company’s obligations with respect to the payments set forth in Section 4 of this Agreement shall be deemed fully and finally discharged and will be of no further force or effect. The death or disability of Mr. Magee shall not be deemed an automatic breach of this Agreement. A breach of this Agreement by the Company or the Bank does not excuse Mr. Magee from fully performing all of his obligations pursuant to this Agreement.
     16. Death or Disability . If Mr. Magee becomes permanently disabled during the Consulting Term, it is the Company’s and the Bank’s intent to continue this Agreement in full force and effect, with the obligations of the parties continuing for the balance of the Consulting Term. If Mr. Magee dies during the Consulting Term, then the Company shall pay (or cause the Bank to pay) within three (3) months of his death, the remaining Compensation described in Section 4, if any is due, to Mr. Magee’s estate.
     17. Miscellaneous . This Agreement constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior agreements and understandings, written or oral, among them with respect to such subject matter. This Agreement may be modified only by a written instrument signed by all parties. This Agreement shall not amend or affect any written employee benefit plan of the Company or the Bank, and Mr. Magee’s benefits, if any, under such plans shall be governed by the terms of each plan in which Mr. Magee is or was a participant. No failure or delay by the Company or the Bank in exercising any right or remedy under this Agreement shall operate as a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude any other right or further exercise of any other right or remedy. This Agreement, including the Releases, shall be governed by, construed, and enforced in accordance with the laws of the State of Michigan without giving effect to the conflicts or choice of law provisions. Any action or proceeding seeking to enforce any provision of, or based upon any right arising out of, this Agreement shall be brought against any of the parties in the state or federal courts (Western District of the State of Michigan) of Michigan. This Agreement may be executed in one or more counterparts each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

     18. Remedies . Mr. Magee acknowledges and agrees that a breach by him of any provision of this Agreement cannot be reasonably or adequately compensated in damages in an action at law, and that the Company and the Bank shall each be entitled to seek injunctive relief and any other remedies that may be available at law or in equity, all of which remedies shall be cumulative and in addition to any rights and remedies available by contract, law, rule, regulation, or order, without any requirement to post a bond or other security therefor.
     19. Waivers and CPP Compliance/Recovery . Notwithstanding anything to the contrary in this Agreement or in any other agreement, plan, program, or arrangement of the Company or the Bank, Mr. Magee agrees that he shall not be entitled to receive any payments from the Company or the Bank that would conflict with the terms of the Waivers or the SEO Agreement or would otherwise violate the CPP Rules or any other compensation rules applicable to the Company or the Bank (collectively, the “Restrictions”). In the event of a determination by the Company’s primary federal banking regulator, the U.S. Department of the Treasury (“Treasury”), the U.S. Internal Revenue Service, or any other applicable federal government agency or body (each a “Government Agency”) that any payments made or to be made to Mr. Magee under this Agreement would conflict with or violate the Restrictions, the Company agrees to provide prompt notice of such determination to Mr. Magee and to take reasonable steps to promptly request approval from the applicable Government Agency to make such payments to Mr. Magee in accordance with the Restrictions and/or to reasonably seek a waiver from the applicable Government Agency that would permit such payments to Mr. Magee if the determination is that the payment violates the Restrictions. Mr. Magee also agrees that, in the event that the Company is obligated to pay, or has previously paid, any amount to him that is determined by any applicable Government Agency to violate the terms of the Restrictions or as to which the applicable Government Agency has not provided a waiver in response to the Company’s request, then (a) in the case of any unpaid obligation, the Company shall cease to have an obligation to pay such amounts to him and (b) in the case of previously paid amounts, to the extent required by the applicable Government Agency, he shall be required to repay the gross amount of any such compensation to the Company within ten (10) business days of receiving written demand from the Company, or such shorter time period as may be required by such Government Agency or under the Restrictions. Subject to compliance with the Restrictions, the Company agrees that in the event any amounts to be paid to Mr. Magee under this Agreement pursuant to Section 4 have not been fully paid to him (or have had to be repaid by him to the Company) because of this Section 24, and as he explicitly agrees under such circumstances to continue to fulfill his obligations under this Agreement, the Company agrees that within ten (10) business days of the date on which the Restrictions no longer prohibit such payment to Mr. Magee, the Company shall pay him in a lump sum any such unpaid amounts; provided, however, that the parties agree that any payments that are delayed beyond the timing specified in Section 4 are intended to be made in compliance with Treasury Regulation Section 1.409A-2(b)(7)(ii) so as to avoid the imposition of an additional tax under Section 409A of the Internal Revenue Code.

[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have caused this Consulting and Transition Agreement to be executed as of the date first above written.

COMPANY: Independent Bank Corporation

By:
Its:

BANK: Independent Bank

By:
Its:

MAGEE:
Michael M. Magee, Jr.

EXHIBIT 99.1
News Release
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846
616.527.5820
For Release:      Immediately

Contact:	Michael Magee, Chief Executive Officer, 616.522.1744
Robert Shuster, Chief Financial Officer, 616.522.1765
INDEPENDENT BANK CORPORATION
ANNOUNCES SENIOR MANAGEMENT TRANSITION PLAN
IONIA, Mich., Feb. 16, 2011 — The Board of Directors of Independent Bank Corporation today announced its senior management succession plan under which Brad Kessel will assume the role of President of the Company, effective as of Apr. 1, 2011 and Mike Magee, the Company’s current President and CEO, will continue to serve as the Company’s CEO until his retirement at the end of 2012. As part of the transition plan, Mr. Magee will assume the role of Board Chairman as of the date of this year’s Annual Meeting of Shareholders.
“This is part of our succession planning and is consistent with our history of transitioning our leaders,” said Board Chairman Jeff Bratsburg. “Mike has done an outstanding job of leading the Company through the most challenging economic period in our history. During that time, the Company has been forced to face a variety of near-term challenges. With improving performance trends we are now able to focus on the longer term success of the Company, including management succession,” commented Mr. Bratsburg.
Mr. Kessel, the Company’s current COO, has over 17 years of experience with IBC in a variety of roles. “The breadth of Brad’s experience with IBC makes him uniquely situated to succeed as President of our Company. The transition plan will allow Mike to counsel and advise Brad through the expansion of his leadership responsibilities” said Mr. Bratsburg.
Mr. Magee commented, “I am pleased that the Board has recognized Brad’s leadership skills and that it has initiated this plan at a time when we believe we are strengthening our asset base and earnings potential. I look forward to working closely with Brad and the management team during this time.” In addition to his duties and responsibilities during the transition period, Mr. Magee has agreed to provide consulting services to senior management for the two year period following his retirement.
William Bradford Kessel biographical information — Mr. Kessel, age 46, was appointed Executive Vice President — Chief Operations Officer of Independent Bank in Sept. 2007 in conjunction with the consolidation of IBC’s four bank subsidiaries. He joined Independent Bank Corporation in 1994 as Vice President of Finance. In 1996 he was appointed Senior Vice President of Branch Administration for Independent Bank, a position he held until being named as President and CEO of Independent Bank in 2004 (prior to the consolidation of our four bank subsidiaries). Mr. Kessel received his undergraduate degree from Miami University (Ohio) and his MBA from Grand Valley State University. Mr. Kessel is also a graduate of the Stonier Graduate School of Banking.
Mr. Kessel stated, “ I am honored and very appreciative of the Board’s confidence in me. I am excited about the opportunity to lead our experienced and talented employee base in serving the customers of Independent Bank and recognize the challenges that lie ahead in our collective efforts to improve the value of our shareholders’ investment in our Company”.

About Independent Bank Corporation
Independent Bank Corporation (Nasdaq Symbol: IBCP) is a Michigan-based bank holding company with total assets of approximately $2.5 billion. Founded as First National Bank of Ionia in 1864, Independent Bank Corporation now operates over 100 offices across Michigan’s Lower Peninsula through one state-chartered bank subsidiary. This subsidiary (Independent Bank) provides a full range of financial services, including commercial banking, mortgage lending, investments and title services. Independent Bank Corporation is committed to providing exceptional personal service and value to its customers, stockholders and the communities it serves.
For more information, please visit our Web site at: www.IndependentBank.com .
Any statements in this news release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “estimate,” “project,” “may” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are predicated on management’s beliefs and assumptions based on information known to Independent Bank Corporation’s management as of the date of this news release and do not purport to speak as of any other date. Forward-looking statements include descriptions of plans and objectives of Independent Bank Corporation’s management for future or past operations, products or services, and forecasts of the Company’s revenue, earnings or other measures of economic performance. Such statements reflect the view of Independent Bank Corporation’s management as of this date with respect to future events and are not guarantees of future performance, involve assumptions and are subject to substantial risks and uncertainties, such as the changes in Independent Bank Corporation’s plans, objectives, expectations and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, the Company’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include the ability of Independent Bank Corporation to meet the objectives of its capital restoration plan, the ability of Independent Bank to remain well-capitalized under federal regulatory standards, the pace of economic recovery within Michigan and beyond, changes in interest rates, changes in the accounting treatment of any particular item, the results of regulatory examinations, changes in industries where the Company has a concentration of loans, changes in the level of fee income, changes in general economic conditions and related credit and market conditions, and the impact of regulatory responses to any of the foregoing. Forward-looking statements speak only as of the date they are made. Independent Bank Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this news release or in any documents, Independent Bank Corporation claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.